International General Insurance Holdings Ltd.

74 Abdel Hamid Sharaf Street, P.O. Box 941428

Amman 11194, Jordan

VIA EDGAR

February 18, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	International General Insurance Holdings Ltd. Registration Statement on Form F-4 Filed December 9, 2019, as amended File No. 333-235427

Dear Messrs. Gessert, Clampitt, Brunhofer and Blume:

Reference is made to the Registration Statement on Form F-4 (File No. 333-235427) filed by International General Insurance Holdings Ltd. (the “Company”) with the U.S. Securities and Exchange Commission on December 9, 2019, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on February 20, 2020, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

By: /s/ Wasef Jabsheh
Name: Wasef Jabsheh
Title: Chief Executive Officer and Director

Cc: Andrew Poole
       Tiberius Acquisition Corporation

       Michael Levitt
       Freshfields Bruckhaus Deringer US LLP

       Jeffrey Rubin
       Stuart Neuhauser
       Matthew Gray
       Ellenoff Grossman & Schole LLP